                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (Amendment No. _____)*

                            U.S. Wireless Data, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  912 899 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            U.S. Wireless Data, Inc.
                              750 Lexington Avenue
                            New York, New York 10022

        Attention: Dean M. Leavitt, Chairman and Chief Executive Officer
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    SCHEDULE 13D
==================================================                   13D
CUSIP NO.
==================================================

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Dean M. Leavitt
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   / /
                                                                     (b)   / /
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS

              OO
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO

              ITEMS 2(d) or 2(e)                                           / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
============= ==================================================================
                               7      SOLE VOTING POWER
       NUMBER OF
         SHARES
      BENEFICIALLY                    9,446,971 shares of Common Stock of which
        OWNED BY                      8,634,971 represent shares underlying
          EACH                        warrants or convertible securities.
       REPORTING
         PERSON
          WITH
                         ------------ ------------------------------------------
                               8      SHARED VOTING POWER

                                      None
                         ------------ ------------------------------------------
                               9      SOLE DISPOSITIVE POWER

                                      9,446,971 shares of Common Stock of which
                                      8,634,971 represent shares underlying
                                      warrants or convertible securities.
                         ------------ ------------------------------------------
                              10      SHARED DISPOSITIVE POWER

                                      None
============== =================================================================
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               9,446,971 shares of Common Stock of which 8,634,971 represent shares underlying warrants or convertible securities.
-------------- -----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                             / /
-------------- -----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               As of the date of the filing of this report, the 9,446,971 shares of Common Stock constituted beneficial ownership of 23% of the Common Stock of the Issuer (based upon the number of outstanding shares set forth in the Issuer's Definitive Proxy Statement on
               Schedule 14A filed on August 8, 2000).

-------------- -----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON

               IN
============== =================================================================



                                Page 2 of 7 pages

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, without par value (the "Common Stock"), of U.S. Wireless Data, Inc., a Colorado corporation (the "Company"). The principal executive offices of the Company are located at 750 Lexington Avenue, New York, New York 10022.

Item 2.  Identity and Background

         Dean M. Leavitt became the Chief Executive Officer and Chairman of the Board of the Company on May 3, 1999. Mr. Leavitt works at the Company's principal executive offices located at 750 Lexington Avenue, New York, New York 10022. Mr. Leavitt has not, during the last five years, been convicted in any criminal proceeding nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Leavitt is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The Company has an employment agreement (the "Employment Agreement") with Dean M. Leavitt to act as the Company's Chief Executive Officer and Chairman of the Board. The Employment Agreement became effective as of May 3, 1999 and has a term of two years, subject to automatic renewal for one-year terms if not terminated by either party at least one month prior to the end of each term. In connection with such employment, the Company (in addition to his base salary) issued warrants to Mr. Leavitt to purchase up to 5,375,000 shares of the Common Stock. Half of the warrants, or 2,687,500, are exercisable at $.875 per share, the exercise price being the estimated fair market value of the underlying stock on May 3, 1999, the date of the grant, and vest 10% upon grant with the balance vesting over the following six months. The second half of the warrants, or 2,687,500, had an original exercise price of $3.00 per share and vest 50% one year following the grant date with the remaining balance vesting over the following six months. As a condition to completing the private placement which closed on May 31, 2000 (the "Private Placement"), the Company agreed to reduce the exercise price of the 2,687,500 warrants to $1.465, the market price of the Common Stock on January 4, 2000.

         In connection with the Company's engagement of Commonwealth Associates, LP ("Commonwealth") as placement agent in the Private Placement, Mr. Leavitt lent $125,000 to the Company in addition to $1,250,000 lent to the Company by Com Vest Capital Management, LLC (the "Bridge Financing"). The loans were secured by substantially all of the Company's assets pursuant to general security agreements and bore interest at a rate of 8% per annum. The notes were due on the earlier of (x) the date a change of control (as defined in the note) occurs, (y) the date the Company concludes a debt or equity financing in which the Company receives at least $5,000,000 of gross proceeds, or (z) December 30, 2000. The notes were repaid on March 18, 2000. In the Private Placement, Mr. Leavitt purchased 2.5 units which included 25,000 shares of Series C Convertible Preferred Stock which are convertible into 166,667 shares of Common Stock and


                                Page 3 of 7 pages
warrants, expiring on March 18, 2007, which are exercisable at $1.50 per share for 41,667 shares of Common Stock.

         In connection with the Bridge Financing, the Company issued to Mr. Leavitt warrants, expiring December 30, 2006, to purchase 1,363,637 shares, respectively, of Common Stock at an exercise price of $.01 per share. These warrants are fully exercisable at any time. On March 10, 2000, Mr. Leavitt exercised warrants with respect to 792,000 shares.

         Mr. Leavitt was previously granted 2,500,000 options which became immediately exercisable on September 7, 2000 upon approval of the Company's 2000 Stock Option Plan by the Company's stockholders at the Annual Meeting of Shareholders on September 7, 2000. Also, on September 7, 2000, the Series C Convertible Preferred Stock and warrants referred to above, became convertible and exercisable as a result of the approval by the Company's stockholders of an amendment to the Company's charter increasing the authorized Common Stock.

Item 4.  Purpose of Transaction

         Mr. Leavitt has acquired the securities mentioned herein for investment purposes only.

         Except for actions in the ordinary course from time to time in his capacity as a director and officer of the Company, Mr. Leavitt does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the General Instructions for Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the date hereof, Mr. Leavitt's beneficial ownership of 9,446,971 shares of Common Stock constituted beneficial ownership of 23% of the total number of shares of outstanding Common Stock of the Issuer (based upon the number of outstanding shares of Common Stock set forth in the Issuer's Definitive Proxy Statement filed on Form 14A on August 8,
         2000). Such shares include 792,000 shares of Common Stock, warrants to purchase 5,988,304 shares of Common Stock, options to purchase 2,500,000 shares of Common Stock and Series C Preferred Stock convertible into 166,667 shares of Common Stock.

(b) Mr. Leavitt has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 9,446,971 shares of Common Stock.

(c) During the past sixty days, Mr. Leavitt has not effected any transactions in shares of Common Stock.

(d)      Not applicable.

(e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer
         -----------------------------------------------------------------------

         In connection with the Private Placement, Mr. Leavitt entered into a lock-up agreement whereby he agreed not to sell, transfer or otherwise dispose of any of the Company's securities sold in the above-mentioned offering for one year following the closing (the "Initial Lock-Up Period"). Thereafter, Mr.


                               Page 4 of 7 pages

Leavitt agreed not to sell transfer or dispose of more than 25% of such securities during each of the following four 90-day periods; provided, however, the Initial Lock-Up Period may, at the discretion of Commonwealth Associates (the placement agent), be extended for up to an additional six months from the closing of any public offering which is consummated prior to the end of the Initial Lock-Up Period, in which event there shall be no further lock-up at the end of such period. Mr. Leavitt has certain registration rights as to the shares of Common Stock beneficially owned by him.

         The terms of the warrants, options and Bridge Financing are described in Item 3. The Series C Convertible Preferred Stock has a liquidation preference of $10 per share, plus accrued and unpaid dividends. The holders of Series C Convertible Preferred Stock are entitled to vote their shares of Series C Convertible Preferred Stock on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the shareholders, except as otherwise required by applicable law and except that the holders of Series C Convertible Preferred Stock voting separately as a class have the right to elect two directors to the Company's board of directors.

         Each share of Series C Convertible Preferred Stock is convertible at any time into a number of shares of Common Stock determined by dividing the liquidation value by the conversion price, initially $1.50 per share, which is subject to adjustment for stock splits, recapitalizations and other similar events. If the Company issues shares of Common Stock at a price per share less than the then current conversion price, then, subject to certain exceptions, the conversion price will be automatically reduced to such lower price and the number of shares issuable upon conversion of the Series C Convertible Preferred Stock shall be increased proportionately. The Series C Convertible Preferred automatically converts into Common Stock (a) if, at any time commencing three months after June 17, 2000, the average closing bid price of the Company's Common Stock exceeds 300% of the conversion price for 20 consecutive trading days or (b) upon a public offering of the Company's securities that raises gross proceeds in excess of $30,000,000.

         The terms of the Series C Convertible Preferred Stock may be amended, modified or waived by an agreement among the Company, Commonwealth Associates and a committee designated by Commonwealth Associates whose members hold in the aggregate not less than 20% of the outstanding Series C Convertible Preferred Stock.

         The Employment Agreement provides that all warrants held by Mr. Leavitt immediately prior to termination of employment within six months of a "change of control" (as defined in the Employment Agreement) or upon termination by the Company without "cause" or by Mr. Leavitt for "good reason" become immediately vested and exercisable.

         The Employment Agreement also provides that in the event the Company offers any shares of its Common Stock, or any rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible into or exchangeable for Common Stock), as part of a financing of the Company (and not pursuant to an acquisition, merger, incentive or compensatory arrangement approved by the Board), Mr. Leavitt shall be entitled to subscribe for such Common Stock, or any rights, options, or warrants to subscribe for or purchase Common Stock (or securities convertible or exchangeable for Common Stock), at such price as shall be so offered in proportion to the holdings Mr. Leavitt would have had if his warrant had been exercised immediately prior to the offerings in relationship to all of the issued and outstanding equity securities of the Company.



                               Page 5 of 7 pages

Item 7.  Material to be Filed as Exhibits

         (i) Form of warrant (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

         (ii) Form of subscription agreement (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

         (iii) Certificate of Amendment to Articles of Incorporation filed March 10, 2000 (including Certificate of Correction filed March 16, 2000) (incorporated by reference from the Company's report on Form 8K/A filed on April 24, 2000).

         (iv) Form of warrant agreement (incorporated by reference from the Company's report on Form 8K filed on January 12, 2000).

         (v) Form of 8% Senior Secured Promissory Note (incorporated by reference from the Company's report on Form 8K filed on January 12, 2000).

         (vi) Form of general security agreement (incorporated by reference from the Company's report on Form 8K filed on January 12, 2000).

         (vii) The Company's 2000 Stock Option Plan (incorporated by reference from the Company's Definitive Proxy Statement on Form 14A filed on August 8,
2000).



                               Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Date: September 17, 2000


                                          ----------------------------
                                          Dean M. Leavitt